                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                Giant Group, Ltd.
                                ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                   -------------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                        Fidelity National Financial, Inc.
                             17911 Von Karman Avenue
                            Irvine, California 92714
                               Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                            New York, New York 10005
                               Tel. (212) 530-5000

                                 January 4, 1996
                                 ---------------
            (Date of Event Which Requires Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                 Check the following box if a fee is being paid with the statement / /.

                               Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  521,989(1)

         (8)     SHARED VOTING POWER:  0

         (9)     SOLE DISPOSITIVE POWER:  521,989(1)

         (10)    SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         521,989(1)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.3(2)

(14)     TYPE OF REPORTING PERSON:  CO

____________________

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2)  Based upon 5,057,735 shares of Common Stock outstanding at November 8,
     1995.


                               Page 2 of 7 Pages

CUSIP NO.:  374503 1 10 0
(1)      NAME OF REPORTING PERSON:

         William P. Foley, II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)              / /
         (b)              / /

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS:  PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)     SOLE VOTING POWER:  10,000(3)

         (8)     SHARED VOTING POWER: 0

         (9)     SOLE DISPOSITIVE POWER:  10,000(3)

         (10)    SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,000(3)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14)     TYPE OF REPORTING PERSON:  IN


____________________

(3) Mr. Foley disclaims beneficial ownership of 521,989 shares of Common Stock held by Fidelity. Mr. Foley owns 20.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4)  Based upon 5,057,735 shares of Common Stock outstanding at November 8,
     1995.

                               Page 3 of 7 Pages

                 This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

                 Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                 Of the 531,989 shares of Common Stock to which this Statement relates, (a) 401,500 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and January 4, 1996, for an aggregate purchase price of $2,967,625 (net of brokerage commissions), (b) 120,489 of such shares were purchased between August 9, 1995 and January 4, 1996 by wholly-owned subsidiaries of Fidelity with general working capital funds, for an aggregate purchase price of $872,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Item 5 of the Schedule 13D is hereby amended to add the following:

                 As of the close of business on January 4, 1996, Fidelity was the beneficial owner of 521,989 shares of Common Stock, which constitute in the aggregate 10.3% of the outstanding shares of Common Stock (based on 5,057,735 shares of Common Stock outstanding as of November 8, 1995, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 521,989 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

                 Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect purchases of additional shares of Common Stock by Fidelity since the filing of Amendment No. 1 to the Schedule 13D on December 22, 1995. All such transactions were effected by Fidelity in the open market on the New York
Stock Exchange.



                               Page 4 of 7 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 1996
                                        FIDELITY NATIONAL FINANCIAL, INC.



                                        By:  /s/ William P. Foley, II
                                           ------------------------------
                                        Name:  William P. Foley, II
                                        Title: Chairman of the Board and
                                               Chief Executive Officer


                               Page 5 of 7 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 1996


                                      /s/ William P. Foley, II
                                     ----------------------------
                                        William P. Foley, II


                               Page 6 of 7 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares


                                   No. of Shares             Price Per
                   Date              Purchased                Share(1)
                   ----         -------------------          ---------
FIDELITY:
--------

                 12/22/95                1,500                 $8.250
                 12/22/95                3,500                  8.500
                 12/27/95                2,000                  8.563
                 12/28/95                5,000                  8.850
                 12/29/95               14,300                  9.000
                 01/02/96                5,000                  9.000
                 01/03/96               11,000                  9.000
                 01/04/96                2,100                  9.000
                 01/04/96               13,000                  9.000
                 01/04/96               15,000(2)               9.000

_______________

(1)              Net of brokerage commissions.

(2)              Purchased by Fidelity's wholly-owned subisidary.


                               Page 7 of 7 Pages